EXHIBIT 99.2


               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 -
                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS


     The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements made by public companies. This safe harbor protects a company from securities law liability in connection with forward-looking statements if the company complies with the requirements of the safe harbor. As a public company, Wade Cook Financial Corporation has relied and will continue to rely on the protection of the safe harbor in connection with its written and oral forward-looking statements.

     When evaluating Wade Cook Financial Corporation's business, you should consider:

     o    all of the information in this quarterly report on Form 10-Q;

     o the risk factors described in the Company's Annual report for the year ended December 31, 2000 filed with the Securities and Exchange Commission; and

     o    the risk factors described below.


                                  RISK FACTORS


Corporate Control By Wade B. Cook

     Wade B. Cook is the founder, majority stockholder, Chairman of the Board, Chief Executive Officer and President of the Company. Laura Cook, Mr. Cook's wife, is the Secretary of the Company and a consultant to the Company's executive management. Several of Mr. Cook's relatives work at the Company. Mr. Cook maintains control over most aspects of the Company including, but not limited to, setting corporate policy, determining strategic direction, determining the acquisition or sale of assets by the Company, setting the material terms of acquisitions and determining the material provisions of many of the Company contracts. Mr. Cook provides input on every product and seminar sponsored by the Company. Mr. Cook also directs most marketing efforts of the Company and has a substantial influence on the management of the Company. Mr. Cook will continue to have a significant influence over the policies and procedures of the Company and will be in a position to determine the outcome of corporate actions requiring stockholder approval, including the election of Directors, the adoption of amendments to the Company's corporate documents, the approval of mergers and the sale of the Company assets.

Dependence on Wade B. Cook

     The Company's business is highly dependent on the continuing effective involvement of Mr. Cook. Mr. Cook personally directs most aspects of the Company's business. The Company has a non-exclusive license which expires June 30, 2002 to use Mr. Cook's products, intellectual property, name, image, identity, trademarks and trade symbols which are featured prominently in many of the Company's services and products. Mr. Cook is not prohibited from competing with the Company or granting licenses to competitors. See "Business - Intellectual Property." The business of the Company would be materially adversely affected if Mr. Cook's services were not available to the Company, or if Mr. Cook should compete with the Company or grant licenses or other assistance to competitors.

Liquidity Constraints

     The Company's principal source of cash has been from its education seminars and its sale of books, tapes and other materials focused on business strategies, financial planning and personal wealth management. The amount of income consumed by operations decreased slightly from ($224,000) for the three-month period ended September 30, 2000 to ($214,000) for the three-month period ended September 30, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."



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     The Company's  practice of using  available cash to fund its  subsidiaries, recent earthquake and flooding damage, implementation of a consumer redress program and the fact that the Company's seminar business has not generated cash as in the past have resulted in constraints on liquidity, and to some degree have had an effect on the Company's ability to pay certain obligations as they have come due. As of September 30, 2001, the Company had approximately $4.4 million in accounts payable, a decrease of $2.1 million from the $6.5 million in accounts payable due as of December 31, 2000.

     Cash used in operations, which has historically been the Company's principal source of cash for working capital, was $(400,000) for the nine months ended September 30, 2000, as compared to $(3.0) million as of September 30, 2001. The increase of $2.6 million in the Company's use of cash in operations is primarily attributable to payment of approximately $2.1 million in Company account payables since December 31, 2000, extra expenses associated with the February 28, 2001 earthquake and resulting water damage, and expenditures made on residential real estate developments in Western Washington. The Company anticipates that expenses associated with earthquake and resulting water damage, as well as attendant lost profits, will continue to adversely affect cash provided by operations in future periods.

     The Company may be required to generate cash for working capital purposes from its non-marketable investments or other assets.* If it seeks to do so, it may not be able to liquidate investments in a timely manner, or in a manner that would allow the Company to realize the full value of the investments or assets involved. Failure to generate adequate cash resources for working capital could require the Company to cut back operations, delay or cancel expansion and development projects, default on contracts, forfeit valuable rights for non-payment or non-performance and cause the Company to be unable to meet obligations.


Legal Proceedings and Governmental Investigations

     The Company is a party to a number of legal proceedings. See Item 1. Legal Proceedings. Although the Company, based upon the information available to date (including information supplied by counsel) and particularly in light of the Company's past history of settling previous legal disputes out of court, does not presently expect material liability in these matters or any others, the outcome of such matters is difficult to predict and subject to uncertainty, and the legal fees and other costs involved could be material. Any negative finding as a result of this investigation could have a materially adverse effect on the Company's financial condition and results of operations.

Effect of Securities Market Conditions on the Company's Business

     The Company believes that the level of public interest in investing, particularly in the securities and option markets as well as electronic trading has significantly influenced the market for its products and services. The securities markets have experienced substantial volatility in recent periods. A sharp drop or sustained or gradual decline in securities prices or other developments in the securities markets typically could cause individual investors to be less inclined to invest in the securities markets, which would be likely to result in reduced interest in the Company's seminars and related products and services. Declines in the securities markets also adversely affects the value of the Company's investment portfolio.



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State and federal government relations.

     As discussed in this Quarterly Report, the Company is a party to a number voluntary Consent Decrees (the "Agreements") with the Federal Trade Commission and the consumer affairs divisions of 14 states. The Agreements relate to the
Company's future advertising practices and the implementation of a consumer redress program. While the Company fully intends to comply with these Agreements, failure to comply with the terms of these Agreements could result in legal action by the respective state and federal authorities. Legal remedies could include injunctions against violating respective consumer laws, recission of prior customer contracts, customer refunds, contempt, and/or disgorgement.

Earthquake and Flooding Damage.

     On February 28, 2001, an earthquake (the "Earthquake") struck Western Washington. (For a more complete description, please see the Liquidity section of Management's Discussion and Analysis and Item 1. Legal Proceedings contained in this Quarterly Report). In concert with the earthquake, the Company's corporate headquarters (the "Headquarters"), located in Seattle, Washington, experienced severe localized flooding (the "Flooding"). As of September 30, 2001, the Company had incurred losses relating to this repair and reconstruction of approximately $1.4 million, excluding lost business income; equipment damage; damage to furniture, fixtures and inventory; and extra expenses. The Company expects to incur additional costs in the future until the restoration process is completed. The Company contacted its insurance carrier, Caliber One Indemnity Company ("Caliber One"), and tendered claims for earthquake and flooding damage. Upon submission of the claim, Caliber One informed the Company that it believed the applicable coverage sub-limit for earthquake was $500,000. The Company's records indicate that the initial Policy, as taken out in the years 1998 to 1999, provides coverage limits up to $5,000,000. The Company did not subsequently request a reduced coverage sub-limit, and the premium for the policy remained constant from the initial placement to the present Policy. However, a typographical error was made by Caliber One in printing the Company's 1999 to 2000 Policy. In a letter dated May 31, 2001, Counsel for Caliber One states, "Caliber One has 1999 to December 1, 2000 policy period resulted from an error on its part." The Company demanded Caliber One pay its claim. Caliber One failed to do so. Following another demand for payment by the Company, Caliber One filed a complaint alleging that the Company's failure to advise Caliber One about the typographical error it had caused, constituted acceptance of a reduced coverage sub-limit. The Company strongly disagrees with Caliber One's position, and asserts counterclaims of breach of contract, fraud, misrepresentation, violation of the Consumer Protection Act, violation of the RICO Act, and related claims. As of September 30, 2001, the Company had received approximately $220,000 in insurance proceeds relative to this claim. In October of 2001, the Company received an additional approximate $280,000 pursuant to this claim. Failure to properly resolve issues arising out of recent flooding and earthquake damages or inadequate insurance coverage could have a material adverse effect on operations and the Company's financial condition.



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